

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2008

Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102

> **Re:** **USCORP**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed January 9, 2008**
> **Response letter dated June 6, 2008**
> **File No. 000-19061**

Dear Mr. Dultz:

We have reviewed your response letters and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Management's Report on Internal Control Over Financial Reporting, page 22

1. We note the draft revised Management's Report on Internal Control Over Financial Reporting provided with your response dated June 6, 2008 states that "Management assessed the effectiveness of the Company's internal control over financial reporting as of December 21, 2007." Please tell us why the assessment occurred as of a date subsequent to your fiscal year ended September 30, 2007. Refer to Item 308 of Regulation S-B for additional information.

2. Your response to comment one from our letter dated May 15, 2008 explains that you removed references regarding the effectiveness of your internal control over financial reporting for periods prior to the end of your most recent fiscal year from the attestation report from your independent public accounting firm. However, we note from the draft report provided with your response, the report on management's assessment still includes a statement that the company's

internal control over financial reporting for the period from inception to September 30, 2007 is fairly stated. Please obtain a revised report on management's assessment from your independent public accounting firm that is consistent with Management's Report on Internal Control Over Financial Reporting.

Notes to the Consolidated Financial Statements

Note 1 Organization of the Company and Significant Accounting Policies

Mineral Properties, page 33

3. We note your proposed disclosure revisions in response to prior comment two. You continue to disclosure that "Costs incurred … to drill and equip exploratory sites within the claims group are capitalized." Please note the Staff's information below provided in the Frequently Requested Accounting and Financial Reporting Interpretations and Guidance dated March 31, 2001:

> "Recoverability of capitalized costs is likely to be insupportable under FASB Statement No. 121 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for a mining company in the exploration stage. As a result, the staff would generally challenge capitalization of exploration costs, and believes that those costs should be expensed as incurred during the exploration stage under US GAAP."

   From your disclosure, it appears you are capitalizing costs incurred while your property is in the exploration stage. If so, please support your policy of capitalizing such costs. If necessary, please revise your financial statements and disclosures to comply with the guidance above.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4. Your response to prior comment three explains that you revised your certification to be in the exact form set forth in Item 601 of Regulation S-B. However, per review of the draft certification provided with your response, the Staff noted the following inconsistencies between your certification and Item 601 of Regulation S-B:

   - Paragraph 4, parts a) and b) do not contain the language "…or caused such disclosure controls and procedures to be designed under our supervision…" and "…or caused such internal control over financial reporting to be designed under our supervision…" respectively;

- Paragraph 4, part d) does not state "…(the small business issuer's fourth fiscal quarter in the case of an annual report)";
- Paragraph 5 part a) excludes "material weaknesses" as one of the items that has been disclosed to the auditors and the audit committee.

Please tell us why this language was not included in your certification, and revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Engineering Comments

5. We note your response to comment four that your feasibility study is a final feasibility study under NI 43-101. Unless your stated feasibility study is a bankable feasibility, please remove your reserve estimates from U.S. SEC filings.

6. We note your response comment five, regarding the material classification of your tonnage and grade estimates. Absent a bankable feasibility study, please remove your tonnage and grade estimates from the U.S. SEC filing or modify your disclosure to refer to these estimates as mineralized material.

7. In regard to comment six, if you disclose mineralized material, please disclose the cutoff grade used to delimit your tonnage estimates. In addition, please disclose the analysis and all relevant factors that substantiate your cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. If your tonnage estimates are not based on economic cutoffs, please remove the estimates from your filing as the cutoff grade is a critical component used to evaluate the potential of the mineral properties.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler,

Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief